UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

CVD Equipment Corporation.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

126601103

(CUSIP Number)

ADAM W. FINERMAN, ESQ.

BAKER HOSTETLER LLP

45 Rockefeller Plaza

New York, New York 10111

(212) 589-4233

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 28, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

ANDREW AFRICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,294,388
PERSON WITH	9	SOLE DISPOSITIVE POWER

		- 0 -
	10	SHARED DISPOSITIVE POWER

		1,294,388

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,294,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.97%
14	TYPE OF REPORTING PERSON

IN

1	NAME OF REPORTING PERSON

ADA PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,294,388
PERSON WITH	9	SOLE DISPOSITIVE POWER

		- 0 -
	10	SHARED DISPOSITIVE POWER

		1,294,388

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,294,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.97%
14	TYPE OF REPORTING PERSON

PN

1	NAME OF REPORTING PERSON

ADA PARTNERS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,294,388
PERSON WITH	9	SOLE DISPOSITIVE POWER

		- 0 -
	10	SHARED DISPOSITIVE POWER

		1,294,388

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,294,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.97%
14	TYPE OF REPORTING PERSON

PN

Item 1. Security and Issuer.

This Schedule 13D (the “Statement”) relates to the Common Stock, par value $0.01 per share (the “Shares”) of CVD Equipment Corporation (the “Issuer”), whose principal executive offices are located at 355 South Technology Drive, Central Islip, New York 11722.

Item 2. Identity and Background.

(a) Name of Person Filing: Andrew Africk, ADA Partners, L.P. (“Partners”) and ADA Partners GP, LLC (“GP”, and together the “Reporting Persons” and each a “Reporting Person”). GP is a Delaware limited liability company, and the general partner of Partners, a Delaware limited partnership. Andrew Africk, is the sole member and manager of GP.

(b) Address of Principal Business Office for each of the Reporting Persons: c/o Searay Capital 111 West 67th Street New York, NY 10023

(c) Andrew Africk is a private investor and newly appointed member of the board of directors of the Issuer (the “Board”). The principal business of Partners is investing in securities. The principal business of GP is serving as the general partner of Partners.

(d)-(e) None of the Reporting Persons have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship of Andrew Africk: United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The securities of the Issuer purchased by Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,294,388 Shares directly owned by Partners is approximately $6,450,000, including brokerage commissions. Andrew Africk, as the sole member and manager of GP, the general partner of Partners, may be deemed to beneficially own the 1,294,388 Shares beneficially owned by GP as a result of being the general partner of Partners.

Item 4. Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. Effective on May 28, 2024, Mr. Africk was appointed to the Board. In his capacity as a member of the Board, Mr. Africk has engaged and will continue to engage in discussions with management, the Board, stockholders and/or other relevant parties regarding the business, operations, strategy, plans and prospects of the Issuer.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to monitor and evaluate their investment on an ongoing basis and expect regularly to review and consider ways of maximizing their return on such investment. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, without limitation, the Issuer’s financial position and strategic direction, the price levels of the Shares, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry, and general economic and industry conditions. The Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the other members of the Board, engaging in discussions with shareholders of the Issuer or third parties, including potential acquirers and service providers about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.

(a)	The percentages used herein are calculated based upon an aggregate of 6,824,511 Shares outstanding as of May 10, 2024 as reflected in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 13, 2024.

A.	Andrew Africk

	a)	As of the close of business on May 29, 2024, Andrew Africk beneficially owned 1,294,388 Shares.

Percentage: Approximately 18.97%

b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,294,388

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,294,388

B.	ADA Partners, L.P.

	a)	As of the close of business on May 29, 2024, ADA Partners, L.P. beneficially owned 1,294,388 Shares.

Percentage: Approximately 18.97%

b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,294,388

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,294,388

C.	ADA Partners GP, LLC

	a)	As of the close of business on May 29, 2024, GP beneficially owned 1,294,388 Shares.

Percentage: Approximately 18.97%

b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,294,388

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,294,388

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.

c)	Transactions in the Shares effected by the Reporting Persons during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

On May 29, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated May 29, 2024.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2024

/s/ Andrew Africk
Andrew Africk

Dated: May 29, 2024

ADA PARTNERS, L.P.

By: ADA Partners GP, LLC, its general partner

By:	/s/ Andrew Africk
	Name:	AndrewAfrick
	Title:	Manager

Dated: May 29, 2024

ADA PARTNERS GP, LLC

By:	/s/ Andrew Africk
	Name:	AndrewAfrick
	Title:	Manager